SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


                          INFORMATION TO BE INCLUDED IN
                          STATEMENTS FILED PURSUANT TO
                           RULES 13d-1(b) AND (c) AND
                            AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                               (Amendment No. 3)(1)


                                 Venturian Corp.
                ------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                ------------------------------------------------
                         (Title of Class of Securities)

                                   923304 10 9
                ------------------------------------------------
                                 (CUSIP Number)






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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 923304 10 9                  13G                     Page 2 of 5 Pages


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Gary B. Rappaport

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  |_|
                                                                    (b)  |_|

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                                5.       SOLE VOTING POWER

          NUMBER OF                               54,888

            SHARES              6.       SHARED VOTING POWER

         BENEFICIALLY                             119,599

        OWNED BY EACH           7.       SOLE DISPOSITIVE POWER

       REPORTING PERSON                           54,888

             WITH               8.       SHARED DISPOSITIVE POWER

                                                  119,599

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  174,487

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  23.2%

12.      TYPE OF REPORTING PERSON*

                  IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 923304 10 9                  13G                     Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

                           Venturian Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           11111 Excelsior Boulevard
                           Hopkins, Minnesota  55343

Item 2(a).        Name of Person Filing:

                           See Item 1 on cover page

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                            Venturian Corp.
                            11111 Excelsior Boulevard
                            Hopkins, Minnesota  55343

Item 2(c).        Citizenship:

                           See Item 4 on cover page

Item 2(d).        Title of Class of Securities:

                           Common Stock, $1.00 par value

Item 2(e).        CUSIP Number:

                           See cover page

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is a:

                           (a) |_| Broker or dealer registered under Section 15
                                   of the Act,

                           (b) |_| Bank as defined in Section 3(a)(6) of the
                                   Act,

                           (c) |_| Insurance Company as defined in Section
                                   3(a)(19) of the Act,

                           (d) |_| Investment Company registered under Section 8
                                   of the Investment Company Act,

                           (e) |_| Investment Adviser registered under Section
                                   203 of the Investment Advisers Act of 1940,

                           (f) |_| Employee Benefit Plan, Pension Fund which is
                                   subject to the provisions of the Employee
                                   Retirement Income Security Act of 1974 or
                                   Endowment Fund; SEE 13d-1(b)(1)(ii)(F),

                           (g) |_| Parent Holding Company, in accordance with
                                   Rule 13d-1(b)(ii)(G); SEE Item 7,

                           (h) |_| Group, in accordance with Rule
                                   13d-1(b)(1)(ii)(H).

CUSIP No. 923304 10 9                  13G                     Page 4 of 5 Pages


Item 4.           Ownership.

                           If the percent of the class owned, as of December 31
                  of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                           (a)      Amount beneficially owned:

                                             See Item 9 on cover page

                           (b)      Percent of class:

                                             See Item 11 on cover page

                           (c) Number of shares as to which such person has:

                                    (i)      Sole power to vote or to direct the
                                             vote: See Item 5 on cover page

                                    (ii)     Shared power to vote or to direct
                                             the vote: See Item 6 on cover page

                                    (iii)    Sole power to dispose or to direct
                                             the disposition of: See Item 7 on
                                             cover page

                                    (iv)     Shared power to dispose or to
                                             direct the disposition of: See Item
                                             8 on cover page

Item 5.           Ownership of Five Percent or Less of a Class.

                           Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.           Notice of Dissolution of Group.

                           Not applicable

CUSIP No. 923304 10 9                  13G                     Page 5 of 5 Pages


Item 10.          Certification.

                           Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1998

                                           /s/ Gary B. Rappaport
                                          --------------------------------------
                                           Gary B. Rappaport